BH SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:

Total member's equity	$	189,719
Less non-allowable assets:		
Prepaid expenses and deposits		13,226
Net capital before haircuts	$	176,493
Less haircuts		-
Net capital	$	176,493
Minimum net capital required		5,000
Excess net capital	$	171,493
Aggregate indebtedness	$	8,780
Percentage of aggregate indebtedness to net capital		4.97%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016

There is no material difference between the net capital computation on the Company's unaudited FOCUS Report Part IIA form X-17A-5 and the computation reflected above as of December 31, 2016